EXHIBIT 99-1

The Clorox Company News Release



Clorox Reports Strong Top-line Growth and 57 Cents EPS in First Quarter; Confirms Earnings Outlook for Second Quarter and Fiscal Year 2005

OAKLAND, Calif., Nov. 2, 2004 – The Clorox Company (NYSE: CLX) (PSE: CLX) today announced that strong sales growth and cost savings contributed solidly to the company's results for its fiscal first quarter, which ended Sept. 30, 2004.

"Clorox people around the world delivered another strong quarter," said President and Chief Executive Officer Jerry Johnston. "We're extremely pleased with our results, which demonstrate the organization's focus on growth, innovation, margin expansion and cost savings."

Clorox reported first-quarter net earnings of $123 million, or 57 cents per diluted share, compared with net earnings in the year-ago period of $129 million, or 60 cents per diluted share, for a decrease of 3 cents per diluted share, or 5 percent. Net earnings reflected $30 million of pretax restructuring and asset-impairment charges (9 cents per diluted share), primarily due to the previously announced restructuring of the company's Glad U.S. manufacturing operations, part of a strategy to streamline manufacturing processes and improve margins.

First-quarter sales grew 4 percent to $1.09 billion, compared with $1.05 billion in the base period. Volume growth of 4 percent was driven by new products and all-time record shipments of Clorox® disinfecting wipes.

Gross margin in the first quarter grew 90 basis points versus the year-ago period to 44.5 percent, primarily due to strong cost savings, partially offset by increased raw-material expenses.

Clorox generated $216 million of cash from operations in the first quarter, compared to $140 million in the year-ago period, an increase of 54 percent. Contributing to this positive trend were higher pretax earnings in the current period before the aforementioned restructuring and asset-impairment charges on the Glad business, and a $37 million pension plan contribution in the year-ago period.

First-Quarter Results by Business Segment

Following is a summary of key first-quarter results by segment. All comparisons are with the first quarter of fiscal year 2004.

Household Products – North America

- 6% sales growth

- 8% volume growth

- 2% pretax earnings decline

Strong sales growth in the segment was driven by all-time record shipments of Glad® trash bags behind the launch of new Glad® ForceFlex™ trash bags, which have a unique diamond texture that stretches to prevent punctures and rips. Also driving sales growth were all-time record shipments of Clorox® disinfecting wipes, and strong shipments of the new Clorox® ToiletWand™ disposable toilet-cleaning system, partially offset by decreased shipments of Clorox® ReadyMop® mopping system. Sales growth lagged volume growth due to higher trade-promotion spending behind new products versus the year-ago quarter. Pretax earnings reflected the benefit of increased sales and strong cost savings, more than offset by the aforementioned restructuring and asset-impairment charges on the Glad business and the impact of trade-promotion spending in support of new products.

Specialty Products

- 1% sales decline

- 2% volume decline

- 1% pretax earnings growth

The segment's sales decline was driven by strong competitive activity in auto-care products and lower shipments of Kingsford® charcoal primarily due to category softness. These declines were partially offset by increased shipments of cat litter behind the 10th consecutive quarter of year-over-year volume growth for Scoop Away® cat litters, eighth consecutive quarter of year-over-year growth for Fresh Step® scoopable cat litter and record shipments of Fresh Step® Plus Dual Action Crystals™ blended cat litter. Pretax earnings reflected strong cost savings and lower costs for the third-party production of some Match Light® charcoal, substantially offset by unfavorable raw-material expenses.

International

- 6% sales growth

- 6% volume growth

- 3% pretax earnings decline

The segment's strong sales growth was driven by increased volume behind new products and category and share growth in Latin America, and the launch of Clorox® laundry and home-cleaning products in Australia and New Zealand. Pretax earnings reflected strong cost savings in Latin America and the benefit of increased sales across the segment, more than offset by higher advertising expenses in support of new products.

Outlook

As previously communicated, Clorox has reached a definitive agreement with Henkel KGaA under which Clorox will exchange full ownership interest in a subsidiary for Henkel's approximately 61.4 million shares of Clorox common stock. The subsidiary will contain Clorox's ownership interest in its insecticides and Soft Scrub® cleanser businesses, its 20 percent interest in the Henkel Iberica, S.A., joint venture, and cash. The transaction is expected to close no later than Dec. 1, 2004. For clarity, the company is providing outlook including and excluding the impact of the transaction.

<u>Excluding Impact of Transaction</u>

Excluding the impact of the transaction, Clorox continues to anticipate sales growth of 3 percent to 5 percent and earnings per diluted share in the range of 48 cents to 52 cents for the second quarter. For fiscal year 2005, also excluding the impact of the transaction, Clorox continues to expect sales growth of 3 percent to 5 percent and earnings per diluted share in the range of $2.58 to $2.66. Although first-quarter earnings benefited from higher-than-expected gross margin growth behind strong cost savings, the company is maintaining its earnings forecast for the rest of the year due to anticipated increases in commodity costs.

<u>Including Impact of Transaction</u>

The transaction is not expected to have a material impact on second-quarter outlook; however, it will impact the company's full-year expectations. Including the impact of the transaction, Clorox expects low-single-digit sales growth on an as-reported basis for fiscal 2005. The company anticipates that the transaction will increase earnings per diluted share in the range of 7 cents to 10 cents, excluding the book gain to be recognized on the transaction. Upon closing, Clorox anticipates recognizing a gain on the transaction in the range of $3.00 to $3.15 per diluted share.

Note: Percentage and basis-point changes noted in this news release are calculated based on rounded numbers. For additional information about the company's results, including definitions of financial terms used in this earnings release and on today's conference call with the investment community (details below), visit the Financial Results area within the Investors section of the company's Web site at www.TheCloroxCompany.com.

Today's Webcast

Today at 10:30 a.m. Pacific time (1:30 p.m. Eastern time), Clorox will host a live audio webcast of a discussion with the investment community regarding the company's first-quarter results. The webcast can be accessed at www.TheCloroxCompany.com/investors/index.html. Following a live discussion, a replay of the webcast will be archived for one week on the company's Web site.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.3 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $58.3 million to nonprofit organizations, schools and colleges; and in fiscal 2004 alone made product donations valued at $5 million. For more information about Clorox, visit www.TheCloroxCompany.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion & Analysis" in the company's SEC Form 10-K for the year ended June 30, 2004, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; the company's costs, including changes in the company's exposure to commodity cost increases; the effects on cash flow of tax payments and share repurchases, including interest costs and repayment of debt incurred to finance repurchases; the ability to manage and realize the benefits of joint ventures and other cooperative relationships; risks inherent in litigation and international operations; the success of new products; the integration of acquisitions; and environmental, regulatory and intellectual property matters.

Risks particular to the previously announced share exchange agreement with Henkel KGaA include the sustainability of cash flows and the actual level of debt costs. Rating agency decisions and other external factors could increase interest costs. Declines in cash flow, which reduce the company's ability to repay debt, or interest cost increases greater than management expects, could adversely affect the company's earnings.

Contacts

Dan Staublin – Media Relations (510) 271-1622

Steve Austenfeld – Investor Relations (510) 271-2270

Michael Iracondo – Investor Relations (510) 271-2156

###

Condensed Consolidated Statements of Earnings (Unaudited)
In millions, except share and per-share amounts

	Three Months Ended	
	9/30/2004	9/30/2003
Net sales	$1,090	$1,048
Cost of products sold	605	591
Gross profit	485	457
Selling and administrative expenses	132	122
Advertising costs	108	106
Research and development costs	21	19
Restructuring and asset impairment costs	30	-
Interest expense	8	6
Other (income) expense, net	(3)	3
Earnings from continuing operations before income taxes	189	201
Income taxes	66	71
Earnings from continuing operations	123	130
Loss from discontinued operations, net of tax benefits of $1 for the three-month period ended September 30, 2003	-	(1)
Net earnings	$123	$129
Net earnings per common share		
Basic	$0.58	$0.61
Diluted	$0.57	$0.60
Weighted average common shares outstanding (in thousands)		
Basic	212,905	212,654
Diluted	215,117	214,807

Segment Information
(Unaudited)

In millions

<u>First Quarter</u>

	Net Sales			Earnings from Continuing Operations Before Income Taxes		
	Three Months Ended		% Change [1]	Three Months Ended		% Change [1]
	9/30/2004	9/30/2003		9/30/2004	9/30/2003	
Household Products- North America	$642	$603	6%	$152	$155	-2%
Specialty Products	314	318	-1%	109	108	1%
International	134	127	6%	29	30	-3%
Corporate	-	-	-	(101)	(92)	-10%
Total Company	$1,090	$1,048	4%	$189	$201	-6%

[1] **Percentages based on rounded numbers.**

Condensed Consolidated Balance Sheets (Unaudited)

In millions

	9/30/2004	6/30/2004
Assets		
Current assets		
Cash and cash equivalents	$255	$232
Receivables, net	385	460
Inventories	305	301
Other current assets	53	50
Assets held for exchange	132	-
Total current assets	1,130	1,043
Property, plant and equipment, net	995	1,052
Goodwill, net	736	742
Trademarks and other intangible assets, net	602	633
Other assets	309	364
Total assets	$3,772	$3,834
Liabilities and Stockholders' Equity		
Current liabilities		
Notes and loans payable	$170	$289
Current maturities of long-term debt	3	2
Accounts payable	287	310
Accrued liabilities	617	643
Income taxes payable	18	24

Total current liabilities	1,095	1,268
Long-term debt	474	475
Other liabilities	385	377
Deferred income taxes	174	174
Stockholders' equity		
Common stock	250	250
Additional paid-in capital	304	301
Retained earnings	2,906	2,846
Treasury shares, at cost	(1,552)	(1,570)
Accumulated other comprehensive net losses	(252)	(274)
Unearned compensation	(12)	(13)
Stockholders' equity	1,644	1,540
Total liabilities and stockholders' equity	$3,772	$3,834



The Clorox Company
Supplemental Volume Growth Information

Business Unit	% Change vs. Prior Year										Major drivers of change
	FY04					FY05					
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	
Laundry Care	2%	14%	9%	7%	8%	6%					Increased *Clorox Bleach Pen* and *Clorox2* shipments behind distribution gains and merchandising support.
Home Care	-2%	-1%	-4%	4%	0%	7%					Growth driven by launch of *Clorox Toilet Wand* and continued shipment gains for *Clorox* disinfecting wipes.
Water Filtration	-13%	-2%	21%	21%	6%	0%					Category softness offset by share gains in both pour-through and faucet-mount segments.
Bags & Wraps	11%	9%	9%	7%	9%	14%					Strong growth behind launch of *Glad ForceFlex* and merchandising support for *GladWare* containers.
Total Household Products - North America	**1%**	**5%**	**3%**	**6%**	**4%**	**8%**					
Household, excluding divestitures	*1%*	*5%*	*3%*	*6%*	*4%*	*8%*					
Seasonal Products	5%	6%	4%	5%	5%	-5%					Shipments declined due to category softness early in the quarter.
Seasonal, excluding divestitures	*8%*	*8%*	*5%*	*5%*	*6%*	*-5%*					
Cat Litter	6%	5%	4%	8%	6%	2%					Growth behind continued distribution gains.
Cat Litter, excluding divestitures	*17%*	*13%*	*4%*	*8%*	*10%*	*2%*					
Auto Care	-11%	-5%	-2%	-11%	-7%	-12%					Decline due to reduced merchandising in appearance category and competitive activity in the performance category.

Dressings & Sauces	15%	10%	14%	7%	11%	-2%					Decline primarily due to early quarter category softness in salad dressings and competitive activity in marinades.
Total Specialty Products	**4%**	**4%**	**5%**	**3%**	**4%**	**-2%**					
Specialty, excluding divestitures	*7%*	*7%*	*5%*	*3%*	*5%*	*-2%*					
Total International	**4%**	**5%**	**2%**	**10%**	**5%**	**6%**					Growth across much of Latin America behind new products and category and share growth, and in Australia and New Zealand behind introduction of new Home Care products.
International, excluding divestitures	*5%*	*5%*	*3%*	*10%*	*6%*	*6%*					
Total Clorox	**2%**	**4%**	**4%**	**6%**	**4%**	**4%**					
Total, excluding divestitures	*3%*	*6%*	*4%*	*6%*	*5%*	*4%*					
Total North America, excl. divestitures	*3%*	*6%*	*4%*	*5%*	*4%*	*4%*					

The Clorox Company
Reconciliation schedule of operating profit
to earnings from continuing operations before income taxes

In millions

	Three months ended,	
	9/30/04	9/30/03
Net sales	$1,090	$1,048
Gross profit	485	457
Gross margin (1)	44.5%	43.6%
Total operating expenses (2)	261	247
Operating profit	224	210
Operating margin (1)	20.6%	20.1%
Restructuring and asset impairment costs	30	-
Interest expense	8	6
Other (income) expense, net	(3)	3
Earnings from continuing operations before income taxes	$189	$201

(1) Percentages based on unrounded numbers

(2) Operating expenses = selling and administrative expenses, advertising costs and research and development costs

In accordance with SEC's Regulation G, this schedule provides the definition of a non-GAAP measure and the reconciliation to the most closely related GAAP measure.

Operating margin is a measure of operating profit as a percentage of net sales, whereby operating profit (a non-GAAP measure) represents earnings from continuing operations before income taxes (a GAAP measure), excluding restructuring and asset impairment costs, interest expense and other income and expense, as reported in the Condensed Consolidated Statements of Earnings (Unaudited).

Management believes the presentation of operating profit and margin provides useful information to investors about current trends in the business. Operating profit is a component for the calculation of management incentive compensation and employee profit sharing plans.

The Clorox Company
Supplemental Balance Sheet and Cash Flow Information – Preliminary* (unaudited)
For the quarter ended September 30, 2004

<u>**Working Capital (WC) Update**</u>

	Q1 '05 ($ million)	Q1 '04 ($ million)	Change ($ million)	Days '05	Days '04	Change
Receivables, net	385	379	+6	35	36	-1 day
Inventories	305	273	+32	45	41	+4 days
Accounts payable	287	282	+5	44	45	-1 day
Accrued liabilities	617	490	+127			
Total WC[(1) (2)]	-167	-70	-97			
Avg WC% Net sales[(3)]	-3.8%	-2.0%	-1.8 pts			

- Inventory was higher primarily due to normalization of charcoal inventory levels and increased bags and wraps inventory behind the launch of *Glad ForceFlex*.
- Accrued liabilities increased as a result of higher tax-related accruals.

Capital expenditures were $27 million

Depreciation and amortization was $47 million

Cash provided by operations

- Cash provided by continuing operations was $216 million, 20 percent of sales and 54 percent above the year ago quarter. The variance to year ago was driven by higher pretax earnings before restructuring and asset impairment charges in the current period, and a $37 million pension contribution made in the year ago period.

*Preliminary estimates. Final numbers will be published in our Form 10-Q.

[1] Working capital is defined as current assets minus current liabilities excluding cash, assets held for exchange and short term debt, except as noted in footnote [2] below.

[2] Q1 '05 balance includes $12 million in net working capital included in the assets held for exchange line, as reflected on the 9/30/04 Condensed Consolidated Balance Sheet (Unaudited). Assets held for exchange include assets exchanged under the terms of the definitive share exchange agreement reached with Henkel KGaA.

[3] Based on a two points average working capital divided by annualized net sales *(current quarter net sales x 4).*